Filed by The Charles Schwab Corporation

(Commission File No.: 001-09700)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TD Ameritrade Holding Corporation

(Commission File No.: 001-35509)

Contact:

Rob Farmer

Schwab Corporate Public Relations

415-920-3816

rob.farmer@schwab.com

Schwab Adds Industry Veteran Tom Bradley to Advisor Services Leadership Team

Former TD Ameritrade Executive to Oversee Core Advisor Segment and Future Integration

December 6, 2019 – SAN FRANCISCO – Charles Schwab today announced that Tom Bradley, who formerly served as president of TD Ameritrade’s Retail and Institutional businesses, will join its Advisor Services business as Senior Vice President, effective January 13, 2020. In this role, Bradley, who left TD Ameritrade in September 2017, will oversee the Core segment of Schwab’s advisor business, which provides custodial support services customized to independent Registered Investment Advisors with up to $100 million in assets under management (AUM). Upon the close of Schwab’s recently announced acquisition of TD Ameritrade, Bradley will also play a leadership role in helping integrate the two firms’ advisor services businesses.

“We’ve known Tom personally for years, and have long admired his successful track record working across the investment services community,” said Schwab Executive Vice President Bernie Clark, head of Schwab Advisor Services. “Tom knows the independent advisor space in great detail, and we’re fortunate to be able to add his depth of experience and breadth of industry relationships to our Advisor Services leadership team.”

“I’ve always held deep respect for Schwab’s client focus, values-based culture and long history of commitment to the independent investment advisor industry,” said Bradley, who will report to Clark and be located at the firm’s Westlake, Texas campus. “There couldn’t be a more exciting time to join Schwab—not only to further its services to the heart and soul of its advisor client base, but also to help guide the successful integration of Schwab and the firm where I spent the bulk of my career, TD Ameritrade. I look forward to joining Bernie’s team.”

Bradley’s three decades at TD Ameritrade culminated in his serving as president of the firm’s Retail Distribution unit for more than five years. Prior to that role, he was president of TD Ameritrade’s Institutional business for 12 years. He is a graduate of the University of Richmond’s Robins School of Business.

In recent years, Schwab Advisor Services has been further tailoring its services to meet the current and evolving needs of advisory firms with similar models, opportunities and levels of complexity, like those in the under-$100 million AUM range. Enhancements to services provided to these advisors have included virtual business consulting, targeted live-streaming events, a nearly 50% reduction in pricing for electronically traded transaction-fee mutual funds and the launch of the Portfolio Connect™ portfolio management system, free of charge for advisors who custody clients at Schwab.

“We are building a more modern service model, one that will adapt to the needs of the firms we serve, regardless of their size, their mission or the journey they are on,” added Clark. “Within that effort, we are reinforcing our commitment to the core of our advisor client base, and with Tom joining our team, that commitment will only accelerate.”

About Charles Schwab

At Charles Schwab we believe in the power of investing to help individuals create a better tomorrow. We have a history of challenging the status quo in our industry, innovating in ways that benefit investors and the advisors and employers who serve them, and championing our clients’ goals with passion and integrity. More information is available at www.aboutschwab.com. Follow us on Twitter, Facebook, YouTube and LinkedIn.

Disclosures

Through its operating subsidiaries, The Charles Schwab Corporation (NYSE: SCHW) provides a full range of securities brokerage, banking, money management and financial advisory services to individual investors and independent investment advisors. Its broker-dealer subsidiary, Charles Schwab & Co., Inc. (member SIPC, www.sipc.org), and affiliates offer a complete range of investment services and products including an extensive selection of mutual funds; financial planning and investment advice; retirement plan and equity compensation plan services; compliance and trade monitoring solutions; referrals to independent fee-based investment advisors; and custodial, operational and trading support for independent, fee-based investment advisors through Schwab Advisor Services. Its banking subsidiary, Charles Schwab Bank (member FDIC and an Equal Housing Lender), provides banking and lending services and products. More information is available at www.schwab.com and www.aboutschwab.com.

Brokerage Products: Not FDIC Insured • No Bank Guarantee • May Lose Value

Schwab Advisor Services™ serves independent investment advisors and includes the custody, trading, and support of Schwab. Independent investment advisors are not owned by, affiliated with, or supervised by Schwab.

Schwab Advisor Portfolio Connect™ is a product of Schwab Performance Technologies® (“SPT”). SPT is a subsidiary of The Charles Schwab Corporation separate from its affiliate Charles Schwab & Co., Inc.

©2019 Charles Schwab & Co., Inc. All rights reserved. Member SIPC.

Important Information About the Transaction and Where to Find it

In connection with the proposed transaction between The Charles Schwab Corporation (“Schwab”) and TD Ameritrade Holding Corporation (“TD Ameritrade”), Schwab and TD Ameritrade will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Schwab registration statement on Form S-4 that will include a joint proxy statement of Schwab and TD

Ameritrade that also constitutes a prospectus of Schwab, and a definitive joint proxy statement/prospectus will be mailed to stockholders of Schwab and TD Ameritrade. INVESTORS AND SECURITY HOLDERS OF SCHWAB AND TD AMERITRADE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Schwab or TD Ameritrade through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Schwab or TD Ameritrade at the following:

The Charles Schwab Corporation	TD Ameritrade Holding Corporation
211 Main Street	200 South 108th Avenue
San Francisco, CA 94105	Omaha, Nebraska 68154
Attention: Investor Relations	Attention: Investor Relations

(415) 667-7000	(800) 669-3900
investor.relations@schwab.com

Schwab, TD Ameritrade, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the directors and executive officers of Schwab, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Schwab’s Form 10-K for the year ended December 31, 2018, its proxy statement filed on March 29, 2019 and its Current Reports on Form 8-K filed on November 29, 2019, November 25, 2019, August 28, 2019, July 26, 2019 and May 16, 2019, which are filed with the SEC. Information regarding the directors and executive officers of TD Ameritrade, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in TD Ameritrade’s Form 10-K for the year ended September 30, 2019, its proxy statement filed on December 31, 2018 and its Current Reports on Form 8-K filed on November 27, 2019, November 25, 2019, July 22, 2019, May 20, 2019 and February 19, 2019, which are filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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